Exhibit 99.3

2021 ANNUAL REVIEW For the year ended January 31, 2021 TOGETHER WE RIDE

We are informed optimists who see the world as one big opportunity, with no boundaries to the road or our ambitions. Whenever there’s an opportunity to be outdoors exploring and connecting with our passionate community, we take it. AS NAVIGATORS, WE ALWAYS FIND A WAY TO OVERCOME ANY BARRIER. THIS MENTALITY ALLOWS US TO NATURALLY LEAD, WHICH IS DISPLAYED IN BOTH WORK AND PLAY.

1 REVIEW I ANNUAL BRP I 2021 OUR VALUES They make our culture unique, inform how we act, and drive what we make. PASSION TO KEEP MOVING Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel. DRIVE TO DELIVER ON OUR COMMITMENTS We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at destination. INGENUITY TO DEFY CONVENTIONS We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. Relentlessly. TRUST TO BUILD STRONG PARTNERSHIPS We take care of our people like family. We act with integrity. People can count on us like we count on them. It’s that simple.

LETTER TO SHAREHOLDERS FOR THE YEAR ENDED JANUARY 31, 2021 – JOSÉ BOISJOLI TOGETHER WE RIDE FY21 WAS AN UNUSUAL YEAR. GOVERNMENT MEASURES TO CONTROL THE SPREAD OF THE PANDEMIC LED TO ONGOING CHALLENGES, WITH A PERIOD OF TEMPORARY PRODUCTION SHUTDOWNS FOLLOWED BY A SURGE IN CONSUMER DEMAND FOR OUR PRODUCTS WHICH IS ONGOING. 2 REVIEW I ANNUAL BRP I 2021 “ WE ALL CAME TOGETHER TO MAKE THE MOST OF THIS UNFORESEEN SITUATION AND SEIZE OPPORTUNITIES. “ This strong demand enabled us to deliver outstanding results, despite the turbulence we faced. Revenues were slightly down, while Normalized EBITDA1 grew 24% and Normalized EPS1 41%. The measures we implemented early on to address the crisis, not only guided us through, but have also prepared and strengthened BRP for the future. 1 See Non-IFRS measures section on page 29.

A YEAR LIKE NO OTHER During the year, our goal was to proactively manage the impact of the pandemic by protecting our employees and our business partners as well as preserving our financial flexibility. We closely monitored developments and public health directives in each of our locations and implemented stringent protective measures, which were swiftly adopted by our people. We also reduced our cost base, refocused our Capex plan and enhanced our access to liquidity. As consumer demand increased, we supported our dealer network to deliver exceptional retail growth across all our product lines and attracted and nurtured an unprecedented level of first-time buyers. While the circumstances surrounding the pandemic put pressure on our people, our suppliers and our dealers, we all came together to make the most of this unforeseen situation and seize opportunities. It was the hard work, dedication and agility that everyone demonstrated throughout this period that made the difference. From an operational perspective, we successfully executed a rapid production ramp-up following the temporary shutdowns of our sites due to government-imposed restrictions and we manage our volatile supply chain tightly to limit disruptions and deliver on our plan. In parallel, we continued to invest in our future growth. We broke ground on the construction of a new SSV manufacturing facility in Mexico, which is expected to provide us an additional 50% capacity and be operational by the end of the third quarter this year. We also introduced multiple models across all our product lines and invested a significant amount in R&D. However, this crisis forced us to prioritize and we had to wind down the production of Evinrude outboard engines to focus our time and investment on our boat brands. This process is complete, and we are now focused on new technology and innovative marine products, including a new family of engines with Project Ghost and the next generation of entry level pontoons with Project M. We started the year with strong retail momentum, growing at a pace of about 15%. COVID-related restrictions and the “staycation” phenomenon accelerated that growth, which included a higher-than-normal influx of first-time buyers: more specifically, over 30% this year, compared to the usual 20% we typically experience. This has created an excellent opportunity for us to convert these new buyers into life-long customers. These circumstances led to year-over-year growth of 25% for our Powersports retail in North America, with all our product lines experiencing the same dynamic at varying degrees. M25 MUST BE ADAPTED TO A NEW REALITY In October 2019, we launched our Mission 2025 (M25) five-year strategic plan, which was well received by all our stakeholders. It rests on four pillars: Growth, Customer Experience, Employee Experience and Lean. The strategic priorities that relate to them, such as focusing our growth on Can-Am and Marine, remain consistent with our ambitions. However, we are in the process of adapting some of our key initiatives. Further emphasis is being placed on turning new entrants into customers for life and enhancing their purchasing experience; increasing our focus on diversity, equity and inclusion priorities, and further promoting the wellbeing of our employees. The exceptional demand for our products since the onset of the pandemic also entails having to review our financial targets. For the time being, such undertaking has been placed on hold given there are too many variables. When the situation is more stable, we will adjust them to reflect our new reality. THE FUTURE IS NOW – ELECTRIC IS HERE Throughout our more than 50-year history, we have continued to reinvent ourselves, while always remaining the leader in the industry. We began with our 2-stroke technology and progressed to the 4-stroke, then introduced 4-stroke supercharged, followed by 2- and 4-stroke turbocharged. This is one of our strengths and I’m very proud of it. And now, we are entering a new era with electrification. For us, this is the normal evolution of technology, that needs to take place over time. I have always said that introducing electric vehicles was not a question of IF but WHEN. And that time is now. We recently announced our plan to invest $300 million over the next five years to offer further options to consumers, with electric models in each of our powersports and marine product lines, by the end of calendar 2026. We are very excited to be taking new steps into the world of electrification and to be developing new ways to move people through alternative technologies. We aim to offer electric options in specific segments that are best suited to an electric experience, and limit the compromise in performance and range. This will attract new customers, and it will allow us to grow the industry. “ WE ARE ENTERING A NEW “ ERA WITH ELECTRIFICATION. Furthermore, after analyzing the various available technologies, we are committed to developing our very own. This will enable us to better integrate the powerpack into our vehicles. Developing a modular powerpack will also allow us to leverage our investments and keep costs down, resulting in a more competitive offer. No other OEM in our industry is making a more significant commitment than we are. Our Rotax modular electric powerpack technology will be jointly developed by our Gunskirchen and Valcourt teams, with the collaboration of our people in Rovaniemi and Sturtevant. We expect to offer the first EV within the next two years, followed by a rapid roll-out across all our product lines. CONCLUSION We have faced many crises throughout our history, and we have always overcome obstacles by working together. FY21 was an unusual year, and everyone rose to the occasion and allowed us to deliver exceptional results. I would like to express my sincere gratitude to our employees, dealers and suppliers for their agility, dedication, and resilience during this past year. I am also grateful to the members of our Board of directors for their support and counsel, and to our shareholders for their commitment to BRP. With a very robust start to the new fiscal year, continued strong retail demand across all product lines, combined with key investments, we are well positioned to continue to drive solid results. We remain confident in the future, knowing that the spirit of Together We Ride is stronger than ever. JOSÉ BOISJOLI President and CEO 3 I REVIEW ANNUAL BRP I 2021

BRP | 2021 ANNUAL REVIEW | 4

FINANCIAL HIGHLIGHTS FISCAL YEAR 2021

REVENUE BASE BY CATEGORY

At 31/01/21



7%
15%
47%
31%

YEAR-ROUND PRODUCTS
SEASONAL PRODUCTS
POWERSPORTS PA&A AND OEM ENGINES
MARINE

SHARE PRICE

DOO MONTHLY CLOSING PRICE IN CA$



$55.03
FEBRUARY 2020
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
$84.17
JANUARY 2021

REVENUE BASE BY GEOGRAPHY

At 31/01/21



15%
56%
29%

UNITED STATES
INTERNATIONAL
CANADA

DOO PERFORMANCE

OVER THE LAST YEARS IN CA$



$100.00
$169.39
$329.49
$246.37
$438.29
$543.15
BRP
S&P/TSX
$100.00
$120.00
$124.41
$121.20
$135.07
$135.21
2016
2017
2018
2019
2020
2021

TOTAL REVENUES

CA$ millions / At 31/01/21

CAGR* 9%

17	4,172
18[2]	4,453
19	5,244
20	6,053
21	**5,953**

NET INCOME

CA$ millions / At 31/01/21

CAGR* 9%

17	257.1
18[2]	239.1
19	227.3
20	370.6
21	**362.9**

NORMALIZED EBITDA[1]

CA$ millions / At 31/01/21

CAGR* 19%

17	502.7
18[2]	536.2
19	655.9
20	804.4
21	**999.0**

NORMALIZED EARNINGS PER SHARE – DILUTED[1]

CA$ / At 31/01/21

CAGR* 29%

17	1.96
18[2]	2.27
18[2]	3.10
20	3.83
21	**5.39**

EARNINGS PER SHARE – DILUTED

CA$ / At 31/01/21

CAGR* 16%

17	2.27
18[2]	2.21
19	2.28
20	3.96
21	**4.10**

[1] See Non-IFRS measures section on p. 29.

[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

* Compound Annual Growth Rate since January 31, 2017.

5 REVIEW I ANNUAL BRP I 2021 ADVENTURE BY DESIGN We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. A STAND-ALONE COMPANY SINCE 2003 COMPANY OVERVIEW (As of January 31, 2021) 8ICONIC BRANDS MORE THAN $6.0B 14,500 DRIVEN, RESOURCEFUL ANNUAL SALES EMPLOYEES WORLDWIDE TSX: DOO 130+ COUNTRIES WHERE OUR NASDAQ: DOOO PRODUCTS ARE AVAILABLE

OUR PRODUCT LINES

POWERSPORTS YEAR-ROUND PRODUCTS

OUR YEAR-ROUND PRODUCTS FIND FAVOUR WITH THOSE WHO LOVE FREEDOM AND VALUE COMMUNITY. WHETHER FOR WORK OR PLAY, ON-ROAD AND OFF-ROAD VEHICLES APPEAL TO A WIDE SPECTRUM OF PEOPLE THE WORLD OVER, ALLOWING THEM TO TAME NEW TERRAINS AND RISE TO NEW CHALLENGES. MARKET INDICATORS 2,824.2 MILLIONS CA$ GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2021 1.2% GLOBAL SALES VS FY20 8 I REVIEW ANNUAL BRP I 2021

BRP | 2021 ANNUAL REVIEW | 9



ON-ROAD



can-am

Since the introduction of the Can-Am Spyder in 2007, revolutionizing the on-road category, Can-Am has pursued its efforts to make the open road accessible to everyone. Our 3WV are changing the face of riding in multiple ways, defying conventions and proving that, sometimes, the most exciting way forward is the opposite direction to everyone else.

> **ACHIEVING RECORD GROWTH** Can-Am On-Road experienced record retail numbers and market share growth, with retail sales increasing by more than 20% for this season (while the motorcycle industry decreased). We ended the 2020 season with the #1 market share in the 3WV industry.

> **ATTRACTING NEW RIDERS** In FY21, 54% of Can-Am Ryker owners are new to the sport, and more than 70% are under the age of 55. We have succeeded in accomplishing what traditional motorcycle manufacturers have been trying to do for years: attracting new, younger riders.

> **CHANGING THE FACE OF RIDING** Can-Am Ryker owners are ethnically and racially diverse. With close to 50% of people identifying as non-white, our brand is finding favour with a more diverse population than is prevalent in the motorcycle industry.

> **LAUNCHING A COMMUNITY OF WOMEN LIKE NO OTHER** Led by a passionate and engaged Facebook community, our "Women of On-Road" program helps women overcome barriers to riding through inclusivity and education. The result: 36% of Can-Am Ryker vehicle owners are female in FY21 (compared to 19% in the motorcycle market).

> **EASING RIDER EDUCATION** BRP collaborates with more than 150 riding schools in North America as part of its Can-Am Rider Education Program (REP). 80% of the 28,000+ participants who've completed REP did not previously have a licence, and the program's rate of conversion to new units is over 30%.

10 REVIEW I ANNUAL BRP I 2021 The world’s fastest growing off-road brand, Can-Am offers a wide range of vehicles that allow riders to connect with the land. Ranchers, hunters, trail riders, mud riders, rock crawlers, and off-road racers feel alive on their Can-Am ORV, and are willing to share it with the world. > FROM STRENGTH TO STRENGTH In FY21, Can-Am Off-Road maintained its strong forward momentum by improving brand familiarity, trust and consideration among OFF-ROAD off-road enthusiasts, generating a 29% increase in global retail sales. The sector as a whole showed continued growth, with a significant increase in first-time buyers, observed throughout the pandemic. > OUR RIDERS TELL ALL Supported by editorial-style content on multiple channels, including social media and lifestyle media publications, Off-Road Livin’ showcases the real stories of some of our customers and the central role Can-Am Off-Road has in their lives. > POWER INFLUENCERS SPREAD THE WORD Our ambassadors are true ‘megaphones’ for the Can-Am Off-Road brand, responsible for nearly half a billion impressions, more than 15 million social engagements, and nearly 5,000 pieces of content. In FY21, we signed powersports legends Travis Pastrana and Brian Deegan, as well as renowned hunters Steve Rinella and the MeatEater organization, and several well-known regional farmers and ranchers. > MORE VICTORIES PROVE OUR WORTH Can-Am claimed a fourth consecutive Dakar Rally class victory—a world first—and finished 1st, 2nd and 3rd at the Ultra4 King of the Hammers race, proving the durability, reliability, and performance of Can-Am Off-Road vehicles. > PERFORMANCE-ENHANCING INNOVATIONS TARGET SPECIFIC RIDER GROUPS For side-by-side fans, the new Smart-Shox suspension technology self-adjusts to any terrain in a split-second for unmatched comfort and handling that any rider can feel. For ATV mud-riders, Visco-4Lok technology returns the most traction in difficult conditions, and has garnered significant praise after only a short time in market.

POWERSPORTS SEASONAL PRODUCTS

OUR SEASONAL POWERSPORTS BRANDS HAVE BEEN BLAZING TRAILS ON SNOW AND WATER FOR OVER HALF A CENTURY, OCCUPYING LEAD POSITIONS ACROSS THEIR MARKETS. THEIR NAMES EVOKE NOT ONLY QUALITY AND INNOVATION, BUT ALSO A LIFESTYLE OF ADVENTURE. MARKET INDICATORS 1,825.0 MILLIONS CA$ GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2021 4.0% GLOBAL SALES VS FY20 12 I REVIEW ANNUAL BRP I 2021

13 REVIEW I ANNUAL BRP I 2021 Ski-Doo was the first recreational snowmobile in the world, and is still the #1 in the global market. Constant innovation, that meets and exceeds customer expectations, continues to enhance the riding experience and keeps snowmobilers loving THAT SKI-DOO FEELING. > RECORD-HIGH MARKET SHARE Overall, sales in the snowmobile industry decreased in the winter season 2020-2021, but Ski-Doo gained market share, finishing the season with a record high. Ski-Doo is the #1 brand in market share in all segments for North America. > STRONG BRAND RECOGNITION That Ski-Doo Feeling continues to resonate with consumers. The campaign generates strong overall recognition and brand linkage, with both exceeding BRP targets. With the pandemic, the brand’s focus was on highlighting memorable moments riding a Ski-Doo, such as lakeside cruises, sled-skiing, or first family rides, and showing people what else there is to discover. > NEW TWO-STROKE TURBO ENGINE IS A HIT It was a successful first year for this innovative and reliable engine. The first factory-built turbocharged two-stroke engine provides the same constant 165 horsepower from sea-level, all the way to an elevation of 8,000 ft. The “Late Intro” boosted momentum and generated significant consumer engagement on social platforms. > NAVIGATION APP EXPLODES TARGET BRP GO! boosts the riding experience with turn-by-turn navigation you can mirror on your Ski-Doo gauge cluster. The app also works as a standalone, with the rider’s phone supported by the Glovebox extension, designed for GPS devices. Even before the end of April 2021, BRP GO! has more than 40,000 downloads, exceeding our target by more than 1200%!

14 REVIEW I ANNUAL BRP I 2021 In 2020, Lynx celebrated 15 years as the most sold brand of snowmobiles in Europe. With a more than 50-year history, and an impressive record of racing success, Lynx is synonymous with snowmobiling for snow junkies across Scandinavia and Russia. > STILL #1 Lynx remains the market leader in Europe, and Lynx and Ski-Doo combined market share in Scandinavia went up another 5% in FY21 compared with last year. > PODIUM POSITIONS ACROSS SCANDINAVIA Lynx rider Joonas Keskiaho won the Finnish snowcross Pro Class championship this season, with last year’s winner, Mikko Osmo, also a Lynx rider, finishing second. Over in Sweden, Lynx riders Magnus Reiten and Axel Johansson finished second and third respectively in the Swedish snowcross Open Class championship series. > A RUGGED SNOWMOBILE FOR EXTREME ADVENTURE The new Xterrain Brutal is the most rugged snowmobile in the history of Lynx. Its long, wide, high-patterned track and Rotax 850 E-TEC engine with 165 horsepower are made to thrive in extreme conditions. Combining raw power and easy handling with sporty riding features, the Xterrain Brutal is expected to be the go-to machine for adventurers. > A RENEWED UTILITY LINEUP Lynx has a strong heritage of popular utility snowmobiles. The all-new Ranger family, built on the RADIEN-X platform, covers the range of utility needs, from light to heavy-duty, with the 59 (widetrack), 69 Ranger (super widetrack), and 69 Ranger Alpine especially designed for heavy-duty use in ski resorts. > NEW ENGINE FOR A UNIQUE WIDETRACK OFFERING The Rotax 600 EFI engine provides 85 hp for the Lynx 59 Ranger and the Lynx Xterrain Brutal. The widetrack and sporty riding of these two models is a versatile and unique mix for those who need to work and play.

BRP | 2021 ANNUAL REVIEW | 15




FL 5653 RY

SEA·DOO

The world's first personal watercraft is also the world's best-selling brand of PWC. As people around the globe have sought out more physically distanced ways to play, Sea-Doo has continued to stand out as a vehicle of choice.

> **#1 IN NORTH AMERICA** The global leader, Sea-Doo is now #1 in all segments in both Canada and the US in FY21, for the first time since 2004, with a total market share of 57%.

> **GROWTH IN ALL MARKETS** All PWC markets have grown in FY21, despite the challenging context and limitations in product availability. Global retail was up 9%, with a 1% increase in market share. We saw exceptional growth in the LATAM and EMEA regions, with increases in retail volume sales of 25% and 17% respectively.

> **STAYCATION AND RECREATION FUEL GROWTH** As with other products, the "staycation" trend led to new customers discovering the joys of living the Sea-Doo Life: 52% of recent purchasers had never owned a PWC before, and 26% were new to the powersports category. Recreational models were the main fuel for growth this year, thanks to the new GTI platform, followed by continued growth in the touring segment. Additionally, Sea-Doo continued to establish itself as a lifestyle brand, fuelled by our *Live the Sea-Doo Life* campaign.

> **NEW RECREATIONAL MODEL GAINS TOP SPOT** The 2020 Sea-Doo GTI fast became the number-one choice in the recreational segment, due to its completely redesigned platform. Featuring an integrated sound system, innovative hull design, class-leading storage, and a host of LinQ accessories, the platform has won awards and captured the imagination of consumers.

POWERSPORTS PA&A AND OEM ENGINES

INNOVATIVE PARTS, ACCESSORIES AND APPAREL (PA&A), AND ROTAX ENGINES IN OUR VEHICLES, ENABLE US TO OFFER OUR CUSTOMERS A FULL POWERSPORTS EXPERIENCE. ADDITIONALLY, WE EXTEND THE REACH OF OUR BRAND BEYOND OUR OWN VEHICLES. THE SKY IS THE LIMIT! MARKET INDICATORS 882.8 MILLIONS CA$ GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2021 10.4% GLOBAL SALES VS FY20 17 I REVIEW ANNUAL BRP I 2021

PARTS, ACCESSORIES AND APPAREL (PA&A) BRP parts, accessories and apparel enhance the customer experience. They make riding more comfortable, through high-tech outerwear, or windshields and roofs to protect from the elements. They also extend the functionality of the product through our unique, industry-leading, easy-fasten LinQ accessories such as coolers, luggage racks, and tool or equipment holders. > A GROWING WORLDWIDE BUSINESS With the continuous development of the PA&A portfolio of products at BRP, the line of business is now worth over CA$800M. The LinQ ecosystem contributed to a constant increase in the share of overall sales, across product lines, in FY21. > RECORD AWARENESS FOR ACCESSORIES Brand ambassadors have been getting the word out for Can-Am Maverick X3 accessories. Rally driver Ken Block has been promoting the Apache Backcountry tracks for winter, while all-round professional motorsports competitor Travis Pastrana has been showcasing the new audio roof. > SKI-DOO GETS ADDED HAULAGE CAPACITY The LinQ sleigh is lightweight, and is easily pulled behind a Ski-Doo so customers can take whatever they need on their adventures. It provides an extra 484 L (110 gallons) of capacity underneath its weather-resistant cover, and features LinQ anchors on top to accommodate even more gear, fuel, or accessories. > CAN-AM SIDE-BY-SIDES NOW CUSTOMIZABLE FOR DIFFERENT ACTIVITIES Expertly-chosen, themed accessory packages were launched for the Can-Am Defender. They target activities such as hunting, snow removal, working outdoors, or play, and offer three levels of upgrades. 18 I REVIEW ANNUAL BRP I 2021

BRP | 2021 ANNUAL REVIEW | 19



OEM ENGINES ROTAX.

Over the past century — beginning with the first freewheel hub for bicycles, then state-of-the-art-engines for light aircraft, and innovative powertrains that propel BRP's powersports vehicles — Rotax has reinvented mobility. They have been part of the BRP product and brand portfolios for 50 years, getting customers' hearts beating as they explore land, water, and sky.

> **CELEBRATING 100 YEARS WITH STYLE** For Rotax's 100-year anniversary, we launched a limited edition of the successful 912iS and 915iS aircraft engines, with a special commemorative design and exceptional service package only available for order in 2020. They also came with a voucher for the Rotax centenary merchandise collection at the online Rotax Fanshop. Additionally, well-known Italian espresso machine-maker Rocket built an exclusive machine for BRP, using an engine housing. The coffee machine showcases the design of the limited-edition anniversary engines while offering the perfect Italian coffee.

> **ROTAX MAX DOME EXPANDS ITS OFFERING** With the July 2019 opening of the Rotax MAX Dome, BRP made its first foray into the world of direct consumer experience. Since then, we've continued to add new gamified elements to our racetrack and tunnel. To round off a day of excitement and fun, customers now can visit our brand-new MAX Lounge, complete with its generous culinary offering that ensures a true feast for the senses.

> **ROTAX PROJECT E20 E-KART THRILLS DRIVERS** Launched last year, Rotax's in-house-developed electric powerpack made its debut this race season. Despite the shortened season due to the pandemic, its first race was eagerly awaited, and it thrilled drivers with its significantly improved and very impressive power output, reduced weight, and greater efficiency. The next race season is already around the corner and promises to be spectacular once again!

MARINE GROUP

SINCE THE CREATION OF THE BRP MARINE GROUP IN 2018, WE’VE ALREADY BEGUN TO TRANSFORM THE INDUSTRY. LEAN MANUFACTURING, UNIQUE APPROACHES TO INNOVATION AND DESIGN, AND CAREFUL ATTENTION TO CUSTOMER EXPERIENCE, HAVE ALL HAD A NOTICEABLE POSITIVE IMPACT ON OUR TOTAL OFFERING. 21 REVIEW I ANNUAL BRP I 2021 MARKET INDICATORS 420.9 MILLIONS CA$ GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2021 24.8% GLOBAL SALES VS FY20

22 REVIEW I ANNUAL BRP I 2021 Alumacraft marked its 75th anniversary just as the fiscal year came to a close and a new calendar year began. Throughout its history, the Alumacraft brand has stood for making memories and sharing a love of fishing and the outdoors with family and friends. What better way to embody that than with a new product line? > INDUSTRY GROWTH On a rolling 12-month basis (Sep 2019–Sep 2020), the US aluminum fishing boat industry (16’-25’) grew by 6.6% . Alumacraft’s market share held steady year over year. > STRATEGIC PARTNERSHIPS TO BEST SERVE THE MARKET To better serve consumer and dealership needs across all segments, a wide range of outboard engine options are now offered, thanks to strong partnerships with Mercury, Yamaha, Suzuki and Honda. > A FISH AND SKI CROSSOVER BOAT TO ENTICE A WIDER AUDIENCE Launched in July 2020, the Competitor 175 and 185 FSX, Fish and Ski crossover boats are designed to appeal to families who want more experiences on the water. Two high-back jump seats, a large dual-access livewell, and a ski pylon within the rear casting deck of the Competitor model line provide both versatility and functionality. Consumers trying to decide whether to purchase a boat for fishing or a boat for recreation will now be able to find everything they want in one product, and we expect to see this reflected in the coming year’s sales.

23 REVIEW I ANNUAL BRP I 2021 A pontoon unlike any other on the water, Manitou has been redefining the category for 35 years, with high-performance, high-technology products. This last year saw a sharpened focus on customer expectations to drive further increases in sales for the coming seasons. > RETAIL SALES UP 15% Manitou has seen significant retail growth in the 2020 season, and has capitalized on the continued momentum in the boating industry. On a rolling 12-month basis from Sep 2019–Sep 2020, the US pontoon industry grew by approximately 14.9% with Manitou market share staying flat. For the same period, Manitou has grown retail sales by over 15%, thanks to a well-balanced line-up and a recently-expanded outboard engine offering from strategic partnerships with Mercury, Yamaha, Honda and Suzuki. > SIMPLER ORDERING In summer 2020, Manitou introduced a simpler, more streamlined process for ordering and configuring boats aimed at improving the customer buying experience. Inspired by the model created by successful automotive OEMs, Manitou has bundled the most desirable options into model-specific packages, enabling customers to quickly find and select the right features for them. > A REFRESH FOR OUR ENTRY-LEVEL OFFERING The Aurora LE, the most accessible Manitou model, was completely refreshed in July 2020, to address the needs of newcomers to the world of boating. The Aurora LE now offers customers premium seating options, finishes and features, such as a 7” Garmin digital display, normally only found on higher-end models, all at an affordable price. This extraordinary value is expected to positively impact sales in the coming year.

BRP | 2021 ANNUAL REVIEW | 24


SEARUNNER
519



QUINTREX

The #1 brand of aluminum boats in Australia, Quintrex also celebrated its 75-year anniversary in 2020. The brand is famous for its revolutionary flared bow. Quintrex's sister brands—Stacer, Savage, and Yellowfin Plate—are equally iconic. With the implementation of the BRP Manufacturing System (BRPMS), our factory in Australia has streamlined its processes, leading to higher quality products, and the ability to extend unique product features across the range.

> **RETAIL SALES UP 17%** Recreational boating in Australia experienced a surge in 2020, thanks to the "staycation" phenomenon. The number of first-time boat buyers was close to double that of previous years, and these new buyers are more family-oriented and favour a higher value boat. Consequently, retail sales for Quintrex and our other Australian brands increased 17% year over year. The forward-order book for all brands was booked out in December 2020.

> **EASIER CUSTOMIZATION ENABLED** The 12-month forward-order program launched in FY21 to more accurately manage production planning, has improved the customer experience by making customization easier and more flexible.

> **EXTENSION OF FLARED HULL TO STACER BRAND** A new lineup of Stacer boats was launched, sporting the famous Quintrex flared bow, and giving boaters a smoother, drier ride, as well as increased stability at rest. The unique stretch-forming process, mastered on Quintrex boats, provides a sharper point of entry to slice through waves, while directing spray away from occupants of the boat.

25 CORPORATE SOCIAL RESPONSIBILITY BRP I 2021 ANNUAL REVIEW I BRP considers the protection of the environment and the promotion of economic and social well-being as fundamental to its success. All BRP Estrie business units around the world build corporate social responsibility into their business strategy, and we strive continuously to improve the environmental performance and social acceptability of our activities and products while maintaining their competitiveness. Our CSR program is built on six pillars: governance, the environment, employees, product responsibility, supply chain management, and role in the community. With the extraordinary events of 2020, our role as a good corporate citizen naturally focused mainly on the well-being of our employees and our communities. > STRONG GOVERNANCE AND LEADERSHIP FOR THE PANDEMIC While the shutdown of manufacturing sites was sudden and lasted for several months around the world, we were not caught off guard. Our health, safety and security (HSS) structure includes Gunskirchen an emergency response plan, with defined governance at the global and local levels, and our management teams around the world were ready to tackle this unprecedented situation. We invested time and effort in ensuring a safe workplace; we provided clear guidelines and tools to our sites and offices; and continually monitored the evolution of the situation locally, to communicate each new event and its impact on us to our 14,500 employees. We also shared our learnings to support other manufacturers in reopening their facilities and allow them to adjust to this new reality within their community. Juarez

26 REVIEW I ANNUAL BRP I 2021 OUR CSR PROGRAM IS BUILT ON SIX PILLARS GOVERNANCE ENVIRONMENT EMPLOYEES PRODUCT RESPONSIBILITY SUPPLY CHAIN MANAGEMENT ROLE IN THE COMMUNITY > CONTINUED SUPPORT FOR OUR COMMUNITIES IN THIS TIME OF NEED Our people at each of our sites around the world mobilized to support their local communities and such initiatives were funded by the company. Over the course of the year, BRP also donated supplies to healthcare providers, aid kits to families, material and equipment to organizations, and supported local hospital foundations and foodbanks, for a total of CA$ 1,506M. > BRP RECOGNIZED AS A GOOD PLACE TO WORK Our manufacturing sites were once again recognized at a national level for their CSR efforts. All our facilities in Mexico received the Socially Responsible Company (ESR) award from the Mexican Center for Philanthropy (CEMEFI) once again this year. Our Rotax site in Austria was named the healthiest large company in the country by the Network of Workplace Health (ÖNBGF), and was awarded the “Felix Familia” prize by the administrative region for its family- and employee-friendly corporate culture. Additionally, through an internal survey conducted last fall, 92% of our employees confirmed they intended to continue to work at BRP for at least the next 12 months. > IMPORTANT CONTRIBUTIONS TO COMMUNITY CHARITIES The Can-Am for a Cause program motivated BRP’s dealers in Texas and Canada to build or reinforce ties with local non-profit organizations. Twenty vehicles were donated, in partnership with our dealer network, to help deserving charity groups, who share common values with BRP, and who could benefit from the use of a Can-Am Defender off-road utility vehicle.

FINANCIAL SECTION

BRP | 2021 ANNUAL REVIEW | 28

RECONCILIATION TABLES FISCAL YEAR 2021

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Twelve-month periods ended				
(in millions of Canadian dollars)	**January 31, 2021**	January 31, 2020	January 31, 2019	January 31, 2018	January 31, 2017
				Restated[10]	
Net income	**$362.9**	$370.6	$227.3	$239.1	$257.0
Normalized elements					
Foreign exchange (gain) loss on long-term debt and lease liabilities	**(121.8)**	10.4	69.8	(53.3)	(82.0)
Transaction costs and other related expenses[2]	**1.5**	2.9	2.7	--	--
Restructuring and related costs (reversal)[3]	**7.5**	1.7	1.3	2.9	(1.1)
Impairment charge[4]	**177.1**	--	--	--	--
(Gain) loss on litigation[5]	**(4.0)**	(40.0)	1.3	5.9	70.7
Transaction costs on long-term debt	**12.7**	--	8.9	2.1	--
Evinrude outboard engine wind-down[6]	**96.1**	--	--	--	--
COVID-19 pandemic impact[7]	**10.6**	--	--	--	--
Gain on disposal of property, plant and equipment	**(12.7)**	--	--	--	--
Gain on NCIB	**(12.2)**	--	--	--	--
Depreciation of intangible assets related to business combinations	**4.4**	3.6	1.2	--	--
Other elements	**0.6**	0.9	(0.1)	1.5	(3.6)
Income tax adjustment	**(45.7)**	8.3	(3.8)	47.3	(19.0)
Normalized net income[1]	**477.0**	358.4	308.6	245.5	222.0
Normalized income tax expense[1]	**167.1**	126.8	105.4	90.2	89.1
Financing costs adjusted[1,8]	**107.3**	90.9	68.0	53.5	60.0
Financing income adjusted[1,8]	**(7.6)**	(2.2)	(2.2)	(2.2)	(1.5)
Depreciation expense adjusted[1,9]	**255.2**	230.5	176.1	149.2	133.1
Normalized EBITDA[1]	**$999.0**	$804.4	$655.9	$536.2	$502.7

[1] See "Non-IFRS Measures" section.
[2] Costs related to business combinations.
[3] The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.
[4] During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[5] The Company was involved in patent infringement litigation cases with one of its competitors.
[6] During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.
[7] Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[8] Adjusted for transaction costs on long-term debt and normal course issuer bid program ("NCIB") gains and losses in net income.
[9] Adjusted for depreciation of intangible assets acquired through business combinations.
[10] Restated to reflect the adoption of IFRS 15 "Revenue from contracts with customers" and IFRS 9 "Financial instruments" standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

INFORMATION FOR INVESTORS Stock Exchange Information BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under the symbol “DOO’’ and on the Nasdaq Global Select Market under the symbol “DOOO’’. Research Coverage1 BMO Capital Markets • Canaccord Genuity • CIBC World Markets • Desjardins Securities • Morningstar • National Bank Financial • Northcoast Research • RBC Capital Markets • Robert W. Baird & Co. • UBS • Wells Fargo • Wolfe Research Fiscal Year 2022 Tentative Earnings Calendar First Quarter: June 03, 2021 Second Quarter: September 02, 2021 Third Quarter: December 01, 2021 Fourth Quarter: To Come Shareholder Services For shareholder-related services, including estate change of name or address, stock, transfers, settlement, lost stock certificates and duplicate mailings, please contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1, T +1 (866) 245-4053, www-us.computershare.com/Investor For more information To view the Company’s Annual Review and related financial information, to learn more about the products, to download product brochures or to find dealer locations, please visit the Company’s website at brp.com. 1 Analyst coverage known to the Company as of April 30, 2020. FORWARD-LOOKING STATEMENTS Certain statements in this Annual Review, including, but not limited to, statements relating to the Company’s expectation for continued surge in consumer demand for its products and its ability to convert new entrants into life-long customers, statements relating to the construction of a new SSV manufacturing facility in Mexico and the expected impact of this proposed new facility on the Company’s production capacity, statements relating to the Company’s five-year plan and its related investments into the electrification of its product lines and its expected impact on consumer experience and industry growth, its ability to address the COVID-19 pandemic and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of new technology and innovative products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; any failure of information technology systems or security breach; the Company’s international sales and operations; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; any Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; any Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; any Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this Annual Review are made as of the date of this Annual Review and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Annual Review, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this Annual Review are expressly qualified by this cautionary statement. KEY ASSUMPTIONS The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this Annual Review, including the following: reasonable industry growth ranging from slightly down to up high-single digits %; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins, excluding the impact of the wind-down of Evinrude E-TEC outboard engines and COVID-19, will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; and the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. NON-IFRS MEASURES This Annual Review makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share. Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results. The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of the MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented for the fiscal year ended January 31, 2021 by the Company to the most directly comparable IFRS measure. © BRP 2021. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. †All other trademarks are the property of their respective owners. Please ride responsibly. Issued and Outstanding Shares As of April 21, 2021, there were 40,010,016 Subordinate Voting Shares and 43,891,671 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Annual Shareholders’ Meeting This meeting will be held at 11:00 a.m. (Eastern time) on June 3, 2021, via live webcast. Information Requests Analysts, shareholders and interested investment professionals may direct their business-related inquiries to: Investor Relations Department: BRP Inc., 726 St-Joseph, Valcourt, Québec, Canada J0E 2L0, T +1 (450) 532-2211, ir@brp.com 29 I REVIEW ANNUAL BRP I 2021 The information contained in this Annual Review was established as of May 1, 2021. Legal deposit Bibliothèque nationale du Québec 2021

BRP.COM @BRPNews linkedin.com/company/brp facebook.com/brpinfo youtube.com/user/communicationsBRP CORPORATE HEADQUARTERS 726 Saint-Joseph Street, Valcourt, Québec J0E 2L0 Canada